 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act Of 1934
(Amendment No. 1)

LIBERTY ALL-STAR EQUITY FUND
(Name of Subject Company (Issuer))

LIBERTY ALL-STAR EQUITY FUND
(Name of Filing Person (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

530158104
(CUSIP Number of Class of Securities)

Tané T. Tyler, General Counsel
ALPS Fund Services, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203
Telephone: (303) 623-2577
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Clifford J. Alexander, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006
Telephone:  (202) 778-9000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$ 81,925,789.29(a)	$ 11,174.68(b)

(a)           Calculated as the aggregate maximum purchase price to be paid for 14,198,577 shares in the offer, based upon a price of 96% of the net asset value per share of $6.01 on August 19, 2013.
(b)           Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,174.68	Filing Party: Liberty All-Star Equity Fund
Form or Registration No.: SC TO-I	Date Filed: August 23, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9 and Item 11.

This Amendment No. 1 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Liberty All-Star Equity Fund, a Massachusetts business trust (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on August 23, 2013.  The Schedule TO relates to the Fund’s offer to purchase up to 7.5% of its outstanding shares of beneficial interest with no par value (the “Shares”) (the “Offer”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated August 23, 2013 and the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively.  Filed herewith as Exhibit (a)(5)(ii) is a copy of the press release issued by the Fund dated September 24, 2013, announcing the preliminary results of the Offer, and the information contained therein is incorporated herein by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.                      Exhibits.

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document
(a)(5)(ii)	Press Release issued by the Fund dated September 24, 2013.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Liberty All-Star Equity Fund

By:	/s/ William R. Parmentier, Jr.
Name:	William R. Parmentier, Jr.
Title:	President

Dated as of:    September 24, 2013

Exhibit Index

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated August 23, 2013.1
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).1
(a)(1)(iii)	Letter to Stockholders.1
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.1
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.1
(a)(5)(i)	Press Release issued by the Fund dated August 23, 2013.1
(a)(5)(ii)	Press Release issued by the Fund dated September 24, 2013.

1 Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on August 23, 2013.